Optimized Connectivity AMS Solutions February 23, 2009

Cautionary Remarks
Cautionary Statement Regarding Forward-Looking Statements
This Press Release contains certain forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, relating to Exar and/or Hifn and their expectations for Exar’s proposed acquisition of Hifn. All statements included in this Press
Release concerning activities, events or developments that Exar and/or Hifn expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements can generally be identified by words such as “anticipates”, “expects”, “intends”, “will”, “could”, “believes”, “estimates”, “continue” and similar expressions. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the following: the risk that the exchange offer and the merger will not close because of a failure to satisfy one or more of the offer conditions or closing conditions; the risk that Exar’s business and/or Hifn’s business will have been adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations will not be integrated successfully; and the risk that the expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; the ability to retain key employees and other economic, business, competitive and/or regulatory factors affecting the business of Exar and
Hifn generally, including those set forth in the filings of Exar and Hifn with the Securities and Exchange Commission, especially in the “Risk Factors” and
“Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on
Form 10-Q, their current reports on Form 8-K and other SEC filings. Exar and Hifn are under no obligation to (and expressly disclaim any obligation to)
update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.
About the Transaction
The exchange offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Exar. In connection with the exchange offer, Exar intends to file a registration statement on Form S-4 and a Tender Offer Statement on Schedule TO with the
Securities Exchange Commission (the “SEC”) and hi/fn intends to file a solicitation/recommendation statement on Schedule 14D-9. Such documents, however, are not currently available. These documents contain important information about the transaction and investors and security holders are urged to read these documents carefully before any decision is made with respect to the exchange offer. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4, Schedule TO, Schedule 14D-9 as well as other filings containing information about Exar and hi/fn without charge, at the SEC’s website
(http://www.sec.gov) once such documents are filed with the SEC. A free copy of the exchange offer materials, when they become available, may also be obtained from Exar’s website at www.exar.com or from hi/fn’s website at www.hifn.com.
Generally Accepted Accounting Principles
In this presentation, we include various financial measures, non-GAAP gross margin, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income (loss), non-GAAP net income (loss), and non-GAAP diluted earnings
(loss) per share, which are adjusted to exclude from our GAAP results all stock-based compensation expense, amortization of acquired intangible assets, fair value adjustment of acquired inventories, acquired in-process research and development expenses, merger-related costs, separation cost of executive officers, acceleration of depreciation on abandoned equipment, goodwill and other intangible asset impairment, impairment charges on investments, net of realized gains, income tax effects, a charge establish deferred tax asset valuation allowance, and an income tax benefit from the closure of federal tax audit. These non-GAAP measures are not in accordance with, or an alternative for measures prepared in accordance with GAAP, and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-
GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with
GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Strategic Acquisition
•
A leading provider of advanced connectivity solutions
•
Revenue growth and profitability
•
Complementary technologies
•
Expanded industry position, key customer & product synergy
•
Higher value integration adding AMS and Power capabilities
•
World-class technologists
•
Expanded sales channel
•
Cost synergies

Transaction Summary
• Consideration: Exar will acquire all of the outstanding shares of Hifn common stock pursuant to an exchange offer, followed by
a second step merger.  In the exchange offer Hifn
stockholders will be able to elect to either receive (i) 0.3529 shares of Exar common stock and $1.60 in cash; or (ii)
$4.00 in cash
• Transaction Timing Expected to be competed during the second calendar quarter of 2009
• Transaction Value Approximately $60M (Includes Hifn Net Cash of $35M as of
12/31/08)
• Expected Synergy Approximately $5M annualized, within two to three quarters
• Executive Management: Pete Rodriguez, Exar President and CEO, J. Scott
Kamsler, Senior VP, CFO
• Board of Directors Adding 1 director from Hifn (Albert Sisto, Hifn Chairman and CEO) for a total of 8 Directors
On February 23, 2009 Exar Signed a Definitive Agreement to Acquire Hifn
– Unanimously Approved by the Boards of both Companies

Hifn Highlights
• Business Description: Hifn offers a broad set of products that protect information at risk while it is in-transit across the network or at-rest, stored on back-up arrays or tape devices
• Ticker Symbol: Hifn is traded on Nasdaq
• Financial Overview: Net revenue for fiscal 2008 was $39.4 million (9/30/08 year end); net revenue for fiscal year 2009 first quarter
(12/31/08) was $8 million
• Principal Customers: As of 12/31/08: Cisco Systems (38%), EMC (10%), HP (10%)
• Sales and Distribution Hifn sales offices, manufacturing representatives, and distribution partners (Avnet in North America and
China)
• Manufacturing: Toshiba Corporation, IBM and TSMC
• Employees Approximately 150 employees (as of 1/31/09) with 42% in research and development

Strategic Rationale
•
Objectives
• Leading solution provider of optimized connectivity products
• Drive revenue growth and profitability with increased functionality and system level solutions
•
Complementary technologies
• Hifn technology is used by major systems companies to accelerate, secure, classify and compress data over various connections and stored in systems
• Enables Exar to extend market position in connectivity products by providing broader solutions with expanded content, system functionality and software
• Both technology efforts addressing Telecom, Network and Storage applications with optimized connectivity solutions and supporting application software
•
Shared and expanded industry position
• Shared customers – Cisco, Huawei, Alcatel-Lucent, HP, ZTE
• Hifn customers include top tier storage systems OEM’s like EMC, Quantum, Brocade and Network
Appliance
• Exar can extend Hifn product base into to a wider telecom customer base and into the broader industry
•
Company cultures
• Both companies are engineering focused to provide leading edge silicon solutions
• Committed to excellence and developing products that solve meaningful customer challenges

Strategic Rationale - continued
• World-Class Technologists
• Marketing leading design expertise and patented technology for hardware accelerated encryption, compression and deduplication
• Architects have 20+ years of industry experience
• Active participants that drive standards bodies
• Develop complex SoC & PCB level products
• Experienced application software developers
• Ethernet, Embedded Processors
• Network security, compression, de-duplication, RAID, system software
• Expanded Sales Channel
• Complementary sales channels provide broader customer access and support
• Multiple product lines will enable full solution selling to major accounts – cross-selling opportunities for increased silicon content for each design win
• Synergistic with Exar Analog and Mixed Signal to deliver higher levels of integration for value added solutions.
• Additive to Exar mixed-signal and power management capabilities for more robust solutions
• Leverage Exar’s physical design capabilities and supply chain to improve design efficiency and lower cost
• Acquired IP can be implemented into current Exar roadmap reducing development costs.

Hifn Products
•
Product lines center around using processor technology to
accelerate and enhance specific, compute intensive tasks.
• ASP’s (Applied Service Processors) is the descriptor of these products that are sold to
OEM’s in component form along with application software
• Express products are assembled card solutions with software for PCIe applications
•
ASP products
• Network Processors:
Optimized for performing high-touch packet and flow-based services at multi-gigabit line speeds
• FlowThrough Processors:
Intelligent security processors performing IPsec protocol (Bump in the wire)
• Look-Aside Processors:
Co-processor to the system CPU to accelerate security functions
• Compression Processors:
Fastest known compression rates in the market enable typical data reductions of 50%
•
Express Card Solutions
• Express DR:
Card solution for “data reduction” using compression and deduplication technology
• Express DS:
Card solution for “data security” using security ASP technology

Hifn Industry Applications
• Used in Network, Telecom and Storage systems to
enable security, compression and efficiency
•
Security:
Leading provider of high-end encryption through hardware
acceleration to prevent “data breach”, hacking and un-wanted intrusion to network and stored data
•
Compression:
The algorithms and techniques for data compression
have been at the heart of the company since inception and enable reliable data reduction for increased capacity and bandwidth
•
Efficiency:
Providing the means to simplify, speed-up and classify
data resulting in lower system costs, power reductions and
performance improvements

Hifn’s Purpose Built ASP’s 10 Network Interfaces Network Interfaces Data Security & Optimization

11
Broadened Connectivity Solution

Physical
Transmission
Media
Physical
Interface
Access
Controller
Network
Processor
Traffic
Manager
Switch
Element
Physical
Transmission
Media
Physical
Interface
Access
Controller
Secure &
Optimize
Network
Processor
&  Queuing
PCIe ASI &
Virtual I/O
The Exar solution moves from Physical Interface
And Access Control to expanded capabilities
including Security, Compression and Classification

Shared Applications
• Security
• Firewall
• WAFS
• Replication
• 10Gb Switch
• Trunking
• Clustering
• Redundant
Hifn ASP-
based
Cards
Hifn Hifn Capacity Capacity
Optimization Optimization
Card Card
Exar/Hifn Exar/Hifn
RAID RAID
Controller Controller
Exar/ Hifn
Exar/ Hifn
/ Hifn
Hifn
SATA/SAS/ SATA/SAS/
RAID RAID
Controller Controller
Exar/Hifn Exar/Hifn
SATA/SAS/ SATA/SAS/
RAID Line RAID Line
Card Card
Hifn/Exar Hifn/Exar
ASP-based
Line Cards Line Cards
Exar Digital & Linear Power Solutions

Revenue/Non-GAAP GM %/Non-GAAP Net Inc (Loss)
HIFN
11 11
11
9
10
9
8
12
(5)
0
5
10
15
20
25
30
35
40
Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Dec-08
-10%
0%
10%
20%
30%
40%
50%
60%
70%
80%
Revenue Net Inc (Loss) Gross Margin %
EXAR
16
17
19
25
28
32
33
26
(5)
0
5
10
15
20
25
30
35
40
Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Dec-08
-10%
0%
10%
20%
30%
40%
50%
60%
70%
80%
Revenue Net Inc (Loss) Gross Margin %
Note: Please see the appendix for the GAAP to Non-GAAP reconciliations for both Exar and Hifn.

Revenue Trends – Exar/Hifn/Combined
Combined Revenue
16
17
19
25
28
32
33
26
11
12
11
11
9
10
9
8
0
5
10
15
20
25
30
35
40
45
Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Dec-08
$(M)
Exar Rev Hifn Rev

Revenue by Geography (Dec-08Q)
North
America
$6.8M
26%
Europe
$6.2M
24%
China
$6.0M
23%
Other
Asia
$7.3M
27%
Exar $26.3M
North
America
$2.5M
31%
Europe
$1.1M
14%
China
$3.7M
47%
Other
Asia
$0.6M
8%
Hifn $8.0M
All Amounts are rounded
North
America
9.3
27%
Europe
7.3
21%
China
9.7
29%
Other
Asia
7.9
23%
Combined $34.3M

A Winning Team! * * * *

17 Appendix

Exar GAAP to Non-GAAP Reconciliation of Results (1/2)
Number of Months Ended >>> 9-MTHS
(In thousands, except per share amounts) Mar 31, 07 Jun 30, 07 Mar 30, 07 Dec, 07 Mar 30, 08 JUN 29 08 Sep 28, 08 Dec 28, 08 Mar 31, 07 Mar 30, 08 Mar 30, 08
Net Sales 15,660 $       17,101 $       19,173 $       25,207 $       28,262 $       32,211 $       32,748 $       26,305 $       68,502 $       89,743 $       91,264 $
GAAP gross margin $ 10,330 $       11,357 $       10,484 $       7,567 $         10,705 $       14,470 $       15,005 $       10,704 $       46,534 $       40,112 $       40,179 $
   Stock-based compensation 14                28                106              361              128              192              174              118              91                623              484
   Amortization of acquired intangible assets 240              240              1,158            2,539            1,515            955              955              783              960              5,452            2,693
   Fair value adjustment of acquired inventories -                   -                   341              1,458            432              -                   -                   -                   -                   2,231            -
   Merger-related costs -                   -                   16                -                   36                115              -                   -                   -                   52                115
Acceleration of depreciation on abandoned equipment -                   -                   -                   -                   -                   -                   -                   300              -                   -                   300
Non-GAAP gross margin $ 10,584 $       11,625 $       12,105 $       11,925 $       12,816 $       15,732 $       16,134 $       11,905 $       47,585 $       48,470 $       43,771 $
GAAP gross margin % 66.0% 66.4% 54.7% 30.0% 37.9% 44.9% 45.8% 40.7% 67.9% 44.7% 44.0%
   Stock-based compensation 0.1% 0.2% 0.6% 1.4% 0.5% 0.6% 0.5% 0.5% 0.1% 0.7% 0.5%
   Amortization of acquired intangible assets 1.5% 1.4% 6.0% 10.1% 5.4% 3.0% 2.9% 3.0% 1.4% 6.1% 3.0%
   Fair value adjustment of acquired inventories -                   -                   1.8% 5.8% 1.5% -                   -                   -                   -                   2.5% -
   Merger-related costs -                   -                   -                   -                   0.1% 0.4% -                   -                   -                   0.1% 0.1%
Acceleration of depreciation on abandoned equipment -                   -                   -                   -                   -                   -                   -                   1.1% -                   -                   0.3%
Non-GAAP gross margin % 67.6% 68.0% 63.1% 47.3% 45.3% 48.8% 49.3% 45.3% 69.5% 54.0% 48.0%
GAAP research and development expenses 6,325 $         6,058 $         7,452 $         8,890 $         8,259 $         8,092 $         8,133 $         8,092 $         25,838 $       30,660 $       24,317 $
   Stock-based compensation 218              224              324              389              270              358              481              392              1,181            1,207            1,231
   Amortization of acquired intangible assets -                   -                   -                   -                   -                   263              263              200              -                   -                   726
   Merger-related costs -                   -                   253              9                  131              -                   -                   -                   -                   393              -
Acceleration of depreciation on abandoned equipment -                   -                   -                   -                   -                   -                   -                   437              -                   -                   437
Non-GAAP research and development expenses 6,107 $         5,834 $         6,875 $         8,492 $         7,858 $         7,471 $         7,389 $         7,063 $         24,657 $       29,060 $       21,923 $
GAAP selling, general and administrative expenses 6,834 $         5,531 $         8,503 $         12,071 $       11,793 $       11,301 $       9,746 $         9,099 $         24,925 $       37,899 $       30,146 $
   Stock-based compensation 831              509              938              1,035            884              809              435              768              3,077            3,366            2,012
   Amortization of acquired intangible assets -                   -                   196              474              266              162              162              122              -                   936              446
   Merger-related costs -                   -                   766              509              717              541              -                   -                   -                   1,992            541
   Separation costs of executive officers 985              -                   -                   465              -                   -                   -                   -                   1,649            465              -
Acceleration of depreciation on abandoned equipment -                   -                   -                   -                   -                   -                   -                   437              -                   -               437
Non-GAAP selling, general and administrative expenses 5,018 $         5,022 $         6,603 $         9,588 $         9,926 $         9,789 $         9,149 $         7,772 $         20,199 $       31,140 $       26,710 $
GAAP operating expenses 13,159 $       11,589 $       24,755 $       20,961 $       185,243 $     19,393 $       17,879 $       76,867 $       50,763 $       242,550 $     114,139 $
   Stock-based compensation 1,049            733              1,262            1,424            1,154            1,167            916              1,160            4,258            4,573            3,243
   Amortization of acquired intangible assets -                   -                   196              474              266              425              425              322              -                   936              1,172
   Acquired in-process research and development -                   -                   8,800            -                   -                   -                   -                   -                   -                   8,800            -
   Merger-related costs -                   -                   1,019            518              848              541              -                   -                   -                   2,385            541
   Separation costs of executive officers 985              -                   -                   465              -                   -                   -                   -                   1,649            465              -
Acceleration of depreciation on abandoned equipment -                   -                   -                   -                   -                   -                   -                   874              -               -               874
   Goodwill and other intangible asset impairment -                   -                   -                   -                   165,191        -                   -                   59,676          -               165,191        59,676
   Non-GAAP operating expenses 11,125 $       10,856 $       13,478 $       18,080 $       17,784 $       17,260 $       16,538 $       14,835 $       44,856 $       60,200 $       48,633 $
GAAP operating income (loss) (2,829) $       (232) $          (14,271) $     (13,394) $     (174,538) $    (4,923) $       (2,874) $       (66,163) $     (4,229) $       (202,438) $    (73,960) $
   Stock-based compensation 1,063            761              1,368            1,785            1,282            1,359            1,090            1,278            4,349            5,196            3,727
   Amortization of acquired intangible assets 240              240              1,354            3,013            1,781            1,380            1,380            1,105            960              6,388            3,865
   Fair value adjustment of acquired inventories -                   -                   341              1,458            432              -                   -                   -                   -                   2,231            -
   Acquired in-process research and development -                   -                   8,800            -                   -                   -                   -                   -                   -                   8,800            -
   Merger-related costs -                   -                   1,035            518              884              656              -                   -                   -                   2,437            656
   Separation costs of executive officers 985              -                   -                   465              -                   -                   -                   -                   1,649            465              -
Acceleration of depreciation on abandoned equipment -                   -                   -                   -                   -                   -                   -                   1,174            -                   -               1,174
   Goodwill and other intangible asset impairment -                   -                   -                   -                   165,191        -                   -                   59,676          -                   165,191        59,676
Non-GAAP operating income (loss) (541) $          769 $            (1,373) $       (6,155) $       (4,968) $       (1,528) $       (404) $          (2,930) $       2,729 $         (11,730) $     (4,862) $
Notes: Certain amounts may not total due to rounding.
Certain amounts previously reported above have been reclassified to conform to the current periods' presentation.
EXAR CORPORATION AND SUBSIDIARIES (Unaudited)
12-MTHS 3-MTHS

Exar GAAP to Non-GAAP Reconciliation of Results (2/2)
Number of Months Ended >>> 9-MTHS
(In thousands, except per share amounts) Mar 31, 07 Jun 30, 07 Mar 30, 07 Dec, 07 Mar 30, 08 JUN 29 08 Sep 28, 08 Dec 28, 08 Mar 31, 07 Mar 30, 08 Mar 30, 08
GAAP net income (loss) 1,255 $         4,611 $         (16,410) $     (11,682) $     (172,398) $    (2,461) $       (2,187) $       (63,823) $     8,024 $         (195,879) $    (68,471) $
   Stock-based compensation 1,063            761              1,368            1,785            1,282            1,359            1,090            1,278            4,349            5,196            3,727
   Amortization of acquired intangible assets 240              240              1,354            3,013            1,781            1,380            1,380            1,105            960              6,388            3,865
   Fair value adjustment of acquired inventories -                   -                   341              1,458            432              -                   -                   -                   -                   2,231            -
   Acquired in-process research and development -                   -                   8,800            -                   -                   -                   -                   -                   -                   8,800            -
   Merger-related costs -                   -                   1,035            518              884              656              -                   -                   -                   2,437            656
   Separation costs of executive officers 985              -                   -                   465              -                   -                   -                   -                   1,649            465              -
Acceleration of depreciation on abandoned equipment -                   -                   -                   -                   -                   -                   -                   1,174            -                   -               1,174
   Goodwill and other intangible asset impairment -                   -                   -                   -                   165,191        -                   -                   59,676          -                   165,191        59,676
   Impairment charges on investments, net of realized gains (7)                 (21)               418              (20)               39                (218)             1,427            (82)               905              416              1,127
   Income tax effects (859)             (253)             (3,169)          2,691            1,035            (161)             142              (103)             (2,394)          304              (122)
   Charge to establish deferred tax asset valuation allowance -                   -                   8,323            -                   -                   -                   -                   -                   -                   8,323            -
   Income tax benefit from the closure of federal tax audit -                   (1,852)          (81)               -                   -                   -                   -                   -                   -                   (1,933)          -
Non-GAAP net income (loss) 2,677 $         3,486 $         1,979 $         (1,772) $       (1,754) $       555 $            1,852 $         (775) $          13,493 $       1,939 $         1,632 $
GAAP diluted earnings (loss) per share 0.03 $           0.13 $           (0.39) $         (0.24) $         (3.77) $         (0.06) $         (0.05) $         (1.49) $         0.22 $           (4.55) $         (1.60) $
   Stock-based compensation 0.03             0.02             0.03             0.04             0.03             0.03             0.03             0.03             0.12             0.12             0.09
   Amortization of acquired intangible assets 0.01             0.01             0.03             0.06             0.04             0.03             0.03             0.03             0.03             0.16             0.09
   Fair value adjustment of acquired inventories -                   -                   0.01             0.03             0.01             -                   -                   -               -                   0.05             -
   Acquired in-process research and development -                   -                   0.21             -                   -                   -                   -                   -               -                   0.21             -
   Merger-related costs -                   -                   0.02             0.01             0.02             0.02             -                   -               -                   0.06             0.02
   Separation costs of executive officers 0.03             -                   -                   0.01             -                   -                   -                   -               0.05             0.01             -
Acceleration of depreciation on abandoned equipment -                   -                   -                   -                   -                   -                   -                   0.03             -                   -               0.03
   Goodwill and other intangible asset impairment -                   -                   -                   -                   3.61             -                   -                   1.39             -                   3.80             1.39
   Impairment charges on investments, net of realized gains -                   -                   0.01             -                   -                   (0.01)            0.03             -               0.03             0.01             0.03
   Income tax effects (0.02)            (0.01)            (0.07)            0.05             0.02             -                   -                   -               (0.07)            0.02             -
   Charge to establish deferred tax asset valuation allowance -                   -                   0.19             -                   -                   -                   -                   -               -                   0.20             -
   Income tax benefit from the closure of federal tax audit -                   (0.05)            -                   -                   -                   -                   -                   -               -                   (0.04)            -
Non-GAAP diluted earnings (loss) per share 0.07 $           0.10 $           0.05 $           (0.04) $         (0.04) $         0.01 $           0.04 $           (0.02) $         0.37 $           0.04 $           0.04 $
Shares used in diluted earnings (loss) per share --- GAAP 36,369          36,134          41,796          49,301          45,712          42,973          42,735          42,889          36,480          43,090          42,866
   The effect of dilutive potential common shares due to
      reporting Non-GAAP net income 95                -                   626              -                   -                   260              246              -                   137              540              -
   The effect of removing stock-based compensation expense
      under SFAS 123R for Non-GAAP presentation purpose (115)             13                350              -                   -                   (81)               (130)             -                   (225)             -                   -
Shares used in diluted earnings (loss) per share ---  Non-GAAP 36,349          36,147          42,772          49,301          45,712          43,152          42,851          42,889          36,392          43,630          42,866
Notes: Certain amounts may not total due to rounding.
Certain amounts previously reported above have been reclassified to conform to the current periods' presentation.
EXAR CORPORATION AND SUBSIDIARIES (Unaudited)
3-MTHS 12-MTHS

Hifn GAAP to Non-GAAP Reconciliation of Results
Mar 31, 07 Jun 30, 07 Sep 30, 07 Dec 31, 07 Mar 31, 08 Jun 30, 08 Sep 30, 08 Dec 31, 08
Net revenue 11,029 11,671 10,998 10,929 9,265 10,220 9,004 7,958
GAAP gross profit 7,433 7,707 7,530 7,457 6,143 6,551 5,444 5,554
  Stock-based compensation 7 12 6 7 8 7 8 13
Non-GAAP gross profit 7,426 7,695 7,524 7,450 6,135 6,544 5,436 5,541
GAAP gross margin % 67.4% 66.0% 68.5% 68.2% 66.3% 64.1% 60.5% 69.8%
  Stock-based compensation 67.4% 66.0% 68.5% 68.2% 66.3% 64.1% 60.5% 69.8%
Non-GAAP gross margin % 67.3% 65.9% 68.4% 68.2% 66.2% 64.0% 60.4% 69.6%
GAAP operating expenses 7,876 6,953 6,383 7,718 7,701 7,634 8,056 7,501
  Stock-based compensation 537 750 506 426 529 403 466 625
Non-GAAP Operating expenses 7,339 6,203 5,877 7,292 7,172 7,231 7,590 6,876
GAAP net income (Loss) (707) 284 584 (680) (2,034) (1,889) (3,153) (2,497)
  Stock-based compensation 544 762 512 433 537 410 474 638
  Acquired intangible amortization 738 737 826 749 749 749 749 749
  Acquired in-process research and development 159
  Impairment charge on investment 90
Non-GAAP net income (loss) 575 1,783 2,081 592 (748) (730) (1,930) (1,110)
THREE MONTHS ENDED